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Exhibit 23(b) - Consent of Ernst & Young LLP, Independent Auditors

We consent to the reference to our firm under the caption "Experts" and to the use of our report dated February 4, 2000, with respect to the financial statements of Golden American Life Insurance Company, in the Prospectus included in this Amendment No. 1 to the Registration Statement (Form S-1 No. 333-40596) of Golden American Life Insurance Company.

Our audits also included the financial statement schedules of Golden American Life Insurance Company included in Item 16(b)(2). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                    /s/ Ernst & Young LLP

Des Moines, Iowa
September 7, 2000

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